January 23, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Michael Pressman
Division of Corporation Finance

Re:	Neoforma, Inc.
Definitive Proxy Materials filed on January 23, 2006
File No. 0-28715

Amendment No. 3 to Schedule 13E-3 filed on January 23, 2006
by Global Healthcare Exchange, LLC et al
File No. 5-58839

Dear Mr. Pressman:

On Friday, January 20, 2006, we discussed the disclosure in the proxy statement filed by Neoforma, Inc. (“Neoforma”) regarding the list of comparable companies considered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in its analysis of the fairness of the consideration to be paid in the proposed merger to stockholders of Neoforma other than VHA Inc., University HealthSystem Consortium and their respective affiliates. The proxy statement states, on page 39, that:

“Merrill Lynch reviewed certain financial information of publicly traded companies that they deemed comparable to Neoforma. Like Neoforma, the companies derive their revenue and earnings from providing, often through long-term contracts, healthcare information technology and services to hospitals and other healthcare entities and are therefore subject to similar market opportunities and challenges. The comparable companies were Emdeon Corporation (formerly WedMD Corp.), Cerner Corporation, Eclipsys Corporation, Allscripts Healthcare Solutions, Inc., Per-Se Technologies, Inc., The TriZetto Group, Inc., Omnicell, Inc. and ProxyMed Incorporated.”

You had inquired as to whether we could supplementally confirm that there were not any public companies that met this description, but which were not included in this analysis, or, if any were excluded, to indicate which companies were excluded, and the reasons for exclusion.

As I mentioned in our call on January 20, 2006, Merrill Lynch has advised us as follows: In the course of compiling its list of comparable companies, it attempted to include information technology healthcare companies of the type described in the proxy disclosure that were of a roughly similar size to Neoforma. In addition, Merrill Lynch included a limited number of companies that, while significantly larger than Neoforma, are typically included in such lists by virtue of their preeminence in the information technology healthcare industry. Merrill Lynch did not intentionally exclude any companies that fit its stated criteria from its list of comparable companies.

*    *    *

Michael Pressman

Securities and Exchange Commission

January 23, 2006

Please contact me at (415) 875-2455 should you have any questions or comments.

Sincerely,

/s/ David K. Michaels
David K. Michaels